Exhibit 99
                                To SEC Form 3 of
                               David H. Smith, II

1.    Name and Address of Reporting Person:

      David H. Smith, II
      34 Shorehaven Road
      Norwalk, CT 06855

2.    Date of Event Requiring Statement:
      11/27/04

3.    Issuer Name and Trading Symbol: Integrated Pharmaceuticals, Inc. -- INTP

Notes

1. The total includes: 90,000 shares owned by the Interim Advantage Fund, LLC; 150,000 shares owned by Tailwind V.C., LLC; 100,000 shares owned by Contra V.C., LLC; 300,000 shares owned by Fivex, LLC; and 50,000 shares owned by Cytra Corporation. The reporting person is a member and a manager of each of the LLCs and a controlling shareholder and director of the corporation. The reporting person disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

2. Earlier of December 31, 2006, and certain transactions involving the sale of the company or all or substantially all of its assets or a merger, reorganization or consolidation in which more than 50% of the voting control changes is transferred.

3. The total includes: 45,000 warrants issued to the Interim Advantage Fund, LLC; 75,000 warrants issued to Tailwind V.C., LLC; 50,000 warrants issued to Contra V.C., LLC; 150,000 warrants issued to Fivex, LLC; and 25,000 warrants issued to Cytra Corporation. The reporting person is a member and a manager of each of the LLCs and a controlling shareholder and director of the corporation. The reporting person disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

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